January 4, 2011

MOSAIC ENERGY LTD.
2000, 7000 – 6th Avenue SW.
Calgary, AB
T2P 0T8
Attention:         Steve Fagan, President

Offer to Purchase Assets
Mosaic Energy Ltd.
Package 1: Alderson, Etzicom, Grand Forks, Knappen, Long Coulee, Milo and Vauxhaul Areas

Edge Resources Inc. ("EDGE") offers to purchase the assets of Mosaic Energy Ltd. (“MOSAIC”) as outlined in 2010 Divestment Offering Package #1 in the Alderson, Etzicom, Grand Forks, Knappen, Long Coulee, Milo and Vauxhaul areas, as outlined in Data Books and Discs provided by Western Divestments. This letter of intent (“LOI”) confirms the terms and conditions upon which Edge will purchase the Mosaic Assets.

The valuation the Edge has assigned to the Mosaic Assets takes into account the mature nature of the assets, the recent production of 138 boe/d and the liabilities associated with the assets. Edge is prepared to work with Mosaic to negotiate a mutually satisfactory Purchase and Sale Agreement with the aim of closing the transaction in early 2011.

Edge offers to purchase the Mosaic Assets on the following terms and conditions:

1.
Edge will acquire from Mosaic its entire right, title and interest in and to the Leases and Lands more particularly described on Schedule ‘“A” attached hereto, all wells, well sites, equipment, plants, facilities and other tangible property situated on the Lands or used in connection therewith, all books, records, documents, contracts and agreements relating to the petroleum and natural gas rights and the tangibles (the “Mosaic Assets”).

2.	Consideration will be tendered by Edge to Mosaic at the closing of the purchase of the Mosaic Assets in the amount of $ 5,100,000.00 (Canadian), subject to adjustments.

3.
This letter of intent and its contents are to be held confidential. There shall be no release of information of any kind by Mosaic, its successor in the Mosaic Assets or Edge with respect to this transaction unless mutually agreed in writing.

4.	The effective date of the purchase of the Mosaic Assets for accounting purposes and all adjustments of operating costs, expenses and revenues will be as at October 1, 2010 (the "Reference Date").

5.	The closing of this transaction will be on January 31, 2011 or such earlier or later date as the parties may agree (the "Closing Date").

6.	The value of the Mosaic Assets shall be allocated 80% petroleum and natural gas rights, and 20% to tangibles and one dollar for miscellaneous interests.

7.	Mosaic shall be liable for and bear all costs associated with registering the discharging of its encumbrances.

8.	The agreement resulting from your acceptance of this offer shall be subject to the following conditions:

(a)
On or before January 31, 2011, execution by Edge and Mosaic of a formal Purchase and Sale Agreement (the “Agreement”) , to be prepared by Mosaic and first draft provided to Edge prior to the execution of this LOI. Such Agreement will incorporate the foregoing terms and shall include all representations, warranties, indemnities and conditions normally contained in a sale transaction of this nature.

(b)
The parties acknowledge that certain of the Mosaic Assets may be subject to Rights of First Refusal, Preferential Rights of Purchase or similar rights in favour of third parties ("ROFR's"). The parties shall endeavour to obtain waivers of such rights from the applicable third parties following execution of a formal agreement. If required, Edge will provide Mosaic, as soon as practicable, with reasonable allocations of the value relative to the Mosaic Assets that are subject to ROFR’s for the purposes of allowing Mosaic to prepare all appropriate notices relating to ROFR's. The parties agree to purchase those Mosaic Assets (i) where ROFR’s were not exercised and (ii) were not subject to ROFR's; in such event, the purchase consideration will be adjusted to reflect the affect of ROFR elections.

(c)
Edge will have received on or prior to closing, an opinion from its representative, satisfactory to Edge, as to the title of the Mosaic's Assets to be received by the Edge upon closing of the transaction. Access will be provided to such files, agreements, information and documents as may be reasonably required for the purposes of examining such title;

(d)
The Board of Directors of Mosaic shall have 5 business days from the date of execution of this LOI to approve the transaction described herein. Approval by Edge’s Directors to enter into this transaction shall be obtained within 5 business days from execution of this LOI;

(e)	Prior to execution of the Agreement, Edge or its representatives conducting an environmental audit on the Assets;

(f)	Prior to the execution of the Agreement, Edge securing financing for the acquisition.

This letter of intent sets forth the business understanding of the parties hereto and does not constitute a binding legal agreement. The parties intend to continue negotiations with a view to concluding a formal Agreement but until such time as such Agreement is executed and delivered, there shall be no binding legal relationship between the parties.

If you agree with the terms of this letter, please execute and return the duplicate copy provided to the undersigned on or before 4:00 p.m. (Calgary time) on January 7, 2011 (the "Acceptance Date"). Should you have questions, please contact Jesse Griffith at 403-767-9905.

Yours truly,
EDGE RESOURCES INC.

Brad Nichol
President and Chief Executive Officer

cc:

Accepted and agreed to this _____ day of
_____________, 2011.

MOSAIC ENERGY LTD.

Steve Fagan
President